February 13, 2019

Re:	Auris Medical Holding AG Registration Statement on Form F-4 Registration No. 333-229401

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Standard Time on February 15, 2019 or as soon thereafter as is practicable.

Sincerely,

Auris Medical Holding AG

By:	/s/ Hernan Levett
Name: Hernan Levett
Title: Chief Financial Officer

Via EDGAR